[redacted]

SEC Mail Processing Section FEB 29 2012 Washington, DC 123

SECURIT... ION

12011508

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newport Coast Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18872 MacArthur Boulevard, Suite 100
(No. and Street)

Irvine, (City) California (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen McPherson 949-756-0981
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver, Martin & Samyn, L.L.C
(Name – *if individual, state last, first, middle name*)

411 Valentine Road, Suite 300 (Address) Kansas City (City) Missouri (State) 64111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathleen M McPherson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newport Coast Securities, Inc, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kathleen McPherson
Signature

President & CEO
Title

-See attached-
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Newport Coast Securities, Inc.

Financial Statements

December 31, 2011

WEAVER MARTIN & SAMYN
CERTIFIED PUBLIC ACCOUNTANTS

Newport Coast Securities, Inc.

Financial Statements

December 31, 2011

Newport Coast Securities, Inc.
Table of Contents
December 31, 2011

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________ ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of Orange

CAMILLA E. REIJER
Commission # 1898802
Notary Public - California
Orange County
My Comm. Expires Aug 8, 2014

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me

on this 28th day of February, 2012,
Date — Month — Year

by

(1) Kathleen McPherson,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ______________________________
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Further Description of Any Attached Document

Title or Type of Document: ______________________________

Document Date: ______________________________ Number of Pages: __________

Signer(s) Other Than Named Above: ______________________________

WEAVER MARTIN & SAMYN

Board of Directors
Newport Coast Securities, Inc.
Irvine, California

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Newport Coast Securities, Inc. (the Company) as of December 31, 2011 and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newport Coast Securities, Inc. as of December 31, 2011 and the results of its operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver Martin & Samyn

Weaver Martin & Samyn, LLC
Kansas City, Missouri
February 23, 2012

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

NEWPORT COAST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Current assets:		
Cash and equivalents, unrestricted	$	1,095,751
Cash and equivalents, restricted - clearing broker deposits		311,817
Commissions receivable		526,530
Investments at market - securities		55,864
Prepaid expenses		42,300
Contract advances, current portion		85,004
Note receivable, current portion		69,941
Due from affiliates		471,700
Total current assets		2,658,907
Fixed assets:		
Furniture, fixtures and equipment, net of accumulated depreciation of $136,920		28,465
Other assets:		
Contract advances		100,218
Deposits		8,916
Total other assets		109,134
Total assets	$	2,796,506

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Current liabilities:		
Accounts payable	$	338,933
Accrued expenses		885,917
Deferred revenue		6,042
Accrued legal contingencies		331,229
Total current liabilities		1,562,121
Stockholders' Equity:		
Common stock, $10 par value, 1,000 shares authorized 115 shares issued and outstanding as of December 31, 2011		1,150
Additional paid in capital		1,164,314
Retained earnings		39,322
Accumulated other comprehensive gain		29,599
Total stockholders' equity		1,234,385
Total liabilities and stockholders' equity	$	2,796,506

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenue:		
Commissions	$	8,531,744
Investment banking fees		3,170,730
Selling concessions		
Insurance		1,604,787
Mutual funds		845,253
Interest and dividend income		22,348
Advisory fees		535,333
Managed fee accounts		30,633
Other income		670,070
Total revenue		15,410,898
Direct expenses:		
Commission expense		11,335,976
Clearing charges		448,046
Data and quote services		262,282
Filing fees		120,273
Other direct costs		94,722
Total direct costs		12,261,299
Gross profit		3,149,599
Operating expenses		2,217,207
Net income	$	932,392
Other Comprehensive income (loss):		
Unrealized losses on marketable securities		(85,708)
Adjustments to recognize other than temporary losses		46,869
Total Other Comprehensive income (loss)		(38,839)
Net Comprehensive income	$	893,553

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock		Additional Paid-In	Other Comprehensive	Accumulated	Total Stockholders'
	Share	Amount	Capital	Income	(Deficit)	Equity
Balance, December 31, 2010	115	$ 1,150	$ 1,164,314	$ 68,438	$ (603,070)	$ 630,832
Dividends paid	-	-	-	-	(290,000)	(290,000)
Other comprehensive income (loss)	-	-	-	(38,839)	-	(38,839)
Net Income	-	-	-	-	932,392	932,392
Balance, December 31, 2011	115	$ 1,150	$ 1,164,314	$ 29,599	$ 39,322	$ 1,234,385

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities		
Net Income	$	932,392
Adjustments to reconcile net income to		
net cash provided (used) by operating activities:		
Depreciation		17,428
Changes in operating assets and liabilities		
Commission receivables		312,583
Contract Advances		(130,383)
Prepaid expenses		115,805
Accounts payable		257,929
Accrued legal reserve		(190,521)
Accrued expenses		(446,382)
Net cash provided (used) by operating activities		868,851
Cash flows from investing activities		
Purchase of fixed assets		(7,500)
Due from affiliates		(471,098)
Proceeds (purchase) of investments, net		96,530
Issuance of note receivable, net		(50,904)
Net cash provided (used) by investing activities		(432,972)
Cash flows from financing activities		
Dividends paid		(290,000)
Net cash provided (used) by financing activities		(290,000)
Net increase in cash		145,879
Cash – January 1, 2011		1,261,689
Cash – December 31, 2011	$	1,407,568
Supplemental disclosures:		
Interest paid	$	4,269
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2011

There were no liabilities subordinated to the claims of creditors at the beginning of, end of, or at any time during the year ended December 31, 2011.

NEWPORT COAST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

Note 1 – Nature of Business

Newport Coast Securities, Inc. was incorporated in the State of California on March 6, 1980 and is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). All the common stock of the Company is owned by Rubicon Financial Incorporated (the "Parent").

Note 2 – Summary of Accounting Policies

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Fair value of financial instruments
At December 31, 2011, our financial instruments consist of cash, accounts receivable and accounts payable. Interest rates currently available to us for long-term debt with similar terms and remaining maturities are used to estimate fair value of such financial instruments. Accordingly, since interest rates on substantially all of our debt are variable, market based rates, the carrying amounts are a reasonable estimate of fair value. See note 7 for further details.

Revenue recognition
The Company recognizes commissions from its broker services based on a settlement date basis. Fees billed and collected before services are performed are included in deferred revenue. Expenses are recorded when the obligation is incurred.

Cash and cash equivalents
The Company maintains cash balances in interest and non-interest-bearing accounts. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Available-for-sale securities

The Company classifies its marketable equity securities as available-for-sale and carries them at fair market value, with the unrealized gains and losses included in the determination of comprehensive income and reported in stockholders' equity.

Property and Equipment

Property and equipment is stated at cost, and is depreciated over estimated useful lives using primarily the straight line method for financial reporting purposes. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the lives of the respective asset are charged against earnings in the period in which they are incurred. Useful lives range from three to five years. We evaluate equipment at least annually for impairment. No such impairment was needed during the year ended December 31, 2011.

Recent issued accounting Standards

In August 2010, the FASB issued Accounting Standard Updates No. 2010-21 (ASU No. 2010-21) "Accounting for Technical Amendments to Various SEC Rules and Schedules" and No. 2010-22 (ASU No. 2010-22) "Accounting for Various Topics – Technical Corrections to SEC Paragraphs". ASU No 2010-21 amends various SEC paragraphs pursuant to the issuance of Release no. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies. ASU No. 2010-22 amends various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics. Both ASU No. 2010-21 and ASU No. 2010-22 are effective upon issuance. The amendments in ASU No. 2010-21 and No. 2010-22 will not have a material impact on the Company's financial statements.

International Financial Reporting Standards

In November 2008, the Securities and Exchange Commission ("SEC") issued for comment a proposed roadmap regarding potential use of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Under the proposed roadmap, the Company would be required to prepare financial statements in accordance with IFRS in fiscal year 2014, including comparative information also prepared under IFRS for fiscal 2013 and 2012. The Company is currently assessing the potential impact of IFRS on its financial statements and will continue to follow the proposed roadmap for future developments.

Note 3 – Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate debt balances, as defined in the SEC's Reserve Requirement Rule

(Rule 15c3-3). At December 31, 2011, the Company had net capital of $701,303 and was $601,303 in excess of its required net capital of $100,000.

Note 4 – Cash and equivalents, restricted – clearing broker deposits

The Company has entered into securities clearing agreements with Penson Financial Services, Inc. and Wedbush Morgan Securities, Inc. Pursuant to these agreements, the Company is required to maintain a deposit account with each respective clearing firm in amounts determined based on the Company's transaction volume. As of December 31, 2011, the Company maintained deposits of $250,405 and $61,412, respectively.

Note 5 – Commissions receivable

Amounts receivable from clearing organizations and others at December 31, 2011 consisted of the following:

Penson Financial Services	$ 259,857
Wedbush Morgan Securities	266,673
	$ 526,530

Note 6 – Income taxes

Accounting Standard No. 109, "Accounting for Income Taxes") for recording the provision for income taxes. ASC 740-10 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company is included in the consolidated federal and state tax returns filed by Rubicon Financial Incorporated, its parent company. As of December 31, 2011, there is a net operating loss carryforward of approximately $10,100,000 to offset any current and future income.

The provision for income taxes consists of the following:

	2011
Current tax	$ 317,000
Change in valuation allowance	(317,000)
	$ —

Reconciliation between income taxes at the statutory tax rate and the actual income tax provision for continuing operations follows:

Statutory tax rate	34%
Change in Valuation allowance	(34%)
Income tax provision	-%

Note 7 – Fair Value Measurements

The Company adopted ASC Topic 820-10 to measure the fair value of certain of its financial assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company has no level 3 assets or liabilities.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Total
Cash	$ 1,407,568	-	$ 1,407,568
Accts receivable	-	526,530	526,530
Investments	-	55,864	55,864
Note receivable	-	69,941	69,941
Accts payable	-	338,933	338,933
Accrued expenses	-	1,223,188	1,223,188

Note 8 – Commitments and contingencies

On October 21, 2009, the Company entered into a long-term lease agreement commencing January 1, 2010 and ending on June 30, 2015. The annual lease payments due pursuant to this agreement are as follows:

Year Ending December 31,	Amount
2012	$ 193,016
2013	199,310
2014	205,604
2015	104,900
Total	$ 702,830

As of December 31, 2011, the Company is a party to several litigation events and has accrued a legal reserve of $331,229. Management feels it is highly unlikely that any expense associated with the current litigation would exceed the amount accrued.

Note 9 – Related Party Transactions

As of December 31, 2011, the Company has an amount due from Rubicon Financial Incorporated of $471,700. This amount does not bear interest.

Note 10 – Stockholders' equity

As of December 31, 2011, the Company has 115 shares of its $10 par value common stock issued and outstanding. All 115 shares are owned by Rubicon Financial Incorporated. There are 1,000 shares authorized.

As of December 31, 2011, there are no outstanding options or warrants.

Note 11 – Investments at market

The Company classifies its marketable equity securities as available-for-sale and carries them at fair market value, with the unrealized gains and losses included in the determination of comprehensive income and reported in stockholders' equity. Losses that the Company believes are other-than-temporary are realized in the period that the determination is made. As of December 31, 2011, the Company believed that all unrealized losses and gains are not other-than-temprorary based on market conditions and the volatility of investments being held. During the year ended December 31, 2011, the Company made the determination that two of the investments had unrealized losses that were other-than-temporary and realized the losses. All other unrealized losses and gains will be excluded from earnings and reported in other comprehensive income until realized. None of the investments have been hedged in any manner.

As of December 31, 2011:
The Company held thirteen investments in publically-traded common stock in various corporations with an aggregate cost of $26,265 (after adjustment for other-then-temporary losses – see below) and a fair market value, based on published market prices, of $55,864. The accumulated unrealized gain on these securities is $29,599 and is shown as accumulated other comprehensive gain on these financial statements.

Of the above investments, there are eleven investments with an aggregate cost of $855 and an aggregate fair market value of $37,384. Of these investments, one was in a loss positions for a total aggregate unrealized loss of $1,074 and had been in a loss position for more than twelve months.

An investment in the publically-traded common stock of Clean Coal Technologies, Inc. had a cost of $300,000 and a fair market value of $423 as of December 31, 2010. This investment had been in a loss position for over twelve months, therefore, during the year ended December 31, 2010, the Company made the determination that this unrealized loss was other-then-temporary and should be realized. A total of $299,577 was adjusted from unrealized to realized and the amount was moved from the other accumulated comprehensive loss on the balance sheet to the realized loss on investments on the statement of operations. During the year ended December 31, 2011, the remaining $423 was adjusted from unrealized to realized and the amount was moved from the other accumulated comprehensive loss on the balance sheet to the realized loss on investments on the statement of operations. As of December 31, 2011, the entire $300,000 cost had been recognized as a loss and the investment had no cost remaining.

An investment in the publically-traded common stock of American International Industries, Inc. had a cost of $974,100 and a fair market value of $121,762 as of December 31, 2010. This investment had been in a loss position for over twelve months, therefore, during the year ended December 31, 2010, the Company made the determination that this unrealized loss was other-then-temporary and should be realized. A total of $852,338 was adjusted from unrealized to realized and the amount was moved from the other accumulated comprehensive loss on the balance sheet to the realized loss on investments on the statement of operations. During the nine months ended September 30, 2011, a portion of this investment with a remaining cost of $24,225 was sold for proceeds of 28,116 resulting in a realized gain of $3,891. As of September 30, 2011, the investment had a remaining cost of $97,537 and a fair market value of $51,091. This investment has been in a loss position for over twelve months. During the quarter ended September 30, 2011, the Company made the determination that this unrealized loss was other-then-temporary and should be realized. A total of $46,446, the difference between the cost and market value as of September 30, 2011, was adjusted from unrealized to realized and the amount was moved from the other accumulated comprehensive loss on the balance sheet to the realized loss on investments on the statement of operations. During the quarter ended December 31, 2011, another portion of this investment with a remaining cost of $25,681 was sold for proceeds of 15,423 resulting in a realized loss of $10,258. As of December 31, 2011, the investment had a remaining cost of $25,410 and a fair market value of $18,480 for a total unrealized loss of $6,930.

In total, during the year ended December 31, 2011, $46,869 was adjusted from unrealized to realized and the amount was moved from the other accumulated comprehensive loss on the balance sheet to the realized loss on investments on the statement of operations.

Note 12 – Computation of determination of reserve requirements (Rule 15c3-3)

A computation of reserve requirements is not applicable to the Company as the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 13 – Information relating to possession or control requirements (Rule 15c3-3)

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 14 – Subsequent events

The Company has evaluated all subsequent events through February 23, 2012, the date the financial statements were issued, and determined that there are no subsequent events to record or disclose.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

NEWPORT COAST SECURITIES, INC.
SCHEDULE 1 - SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2011

General and administrative expenses		
Advertising	$	23,050
Automobile expense		360
Bank fees		2,511
Dues and subscriptions		19,215
Equipment rental		17,684
Insurance		122,337
Licenses and permits		2,584
Meals & entertainment		1,422
Office expense		38,256
Postage and delivery		31,545
Printing and reproduction		3,383
Rent		158,673
Storage		6,396
Telephone expense		53,055
Travel		23,296
Total general and administrative expenses		503,767
Depreciation expense		17,428
Payroll and related expenses		1,397,505
Professional fees		57,580
Outside Services		220,694
Other expenses		20,233
Total expenses	$	2,217,207

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
SCHEDULE II – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF
THE SECURITIES EXCHANGE COMMISSION
December 31, 2011

Net Capital:		
Total stockholders' equity	$	1,234,385
Additions and/or allowable credits:		
Contingent legal reserves		331,229
Deductions and/or charges:		
Non-allowable assets:		
Property, plant and equipment, net		(28,465)
Due from affiliate		(471,700)
Prepaid expenses		(42,300)
Deposits		(8,916)
Note receivable		(69,941)
Contract advances		(185,222)
Net capital before haircuts on securities positions		759,070
Haircuts on securities:		
securities		39,297
undue concentrations		18,470
Total haircuts on securities		57,767
Net capital	$	701,303
Computation of Alternative Net Capital Requirement:		
Minimum dollar net capital requirement of reporting broker-dealer	$	100,000
6-2/3% of net aggregate indebtedness	$	76,051
Net capital requirement (greater of above amounts)	$	100,000
Excess net capital	$	601,303
Excess net capital at 1000%	$	581,303
Computation of aggregate indebtedness:		
Total A.I. liabilities	$	1,140,771
Percentage of aggregate indebtedness to net capital		162.66%
Reconciliation:		
Net capital computation per Company's Computation	$	701,303
Variance:		
None		0
Net capital per audited report	$	701,303

Statement pursuant to Rule 17a-5(d)(4)

A reconciliation of the company's computation of net capital as reported was prepared to show that no material differences exist between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

NEWPORT COAST SECURITIES, INC.
SCHEDULE III – COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2011

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3.

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

WEAVER MARTIN & SAMYN

Report of Independent Registered Public Accounting Firm
on Internal Control Structure
Required by SEC Rule 17a-5

To the Board of Directors
Newport Coast Securities, Inc.
Irvine, California

In planning and performing our audit of the financial statements of Newport Coast Securities, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included test of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governments of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposed described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver Martin & Samyn

Weaver Martin & Samyn, LLC
Kansas City, Missouri
February 23, 2012

Newport Coast Securities, Inc.

Schedule of Assessment and Payments to the SIPC

For the Year Ended December 31, 2011

WEAVER MARTIN & SAMYN
CERTIFIED PUBLIC ACCOUNTANTS

Newport Coast Securities, Inc.

Schedule of Assessment and Payments to the SIPC

For the Year Ended December 31, 2011

WEAVER MARTIN & SAMYN

Board of Directors
Newport Coast Securities, Inc.
Irvine, California

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Newport Coast Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver Martin & Samyn, LLC
Kansas City, Missouri
February 23, 2012

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Newport Coast Securities, Inc.
Schedule of Assessment and Payments to the SIPC
For the Year Ended December 31, 2011

Total Revenue			
January to June 2011	8,406,187		
July to December 2011	6,985,695		
			15,391,882
Direct Expenses			
January to June 2011	3,680,240		
July to December 2011	3,179,643		
		6,859,883	
Interest Expense			
January to June 2011	32,752		
July to December 2011	(28,484)		
		4,268	
Total Deductions			6,864,151
SIPC Net Operating Revenues			8,527,731
General Assessment @ .0025			21,319
Total due for the year ended December 31, 2011			$ 21,319
Overpayment applied from prior year			86
July 29, 2011 payment to SIPC			11,647
February 21,2012 payment to SIPC			9,586
Total paid for the year ended December 31, 2011			$ 21,319